錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

RECEIVED
2007 MAY 14 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**HANNY**
VISIONS AHEAD

082-03638

**BY AIRMAIL**

Date: 3 May 2007

Office of International Corporate Fin[redacted]
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07023474

SUPPL

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose herewith the following documents of the Company for filing under the ISIN US 41068T2087:-

1. a copy of the announcement dated 3 May 2007 regarding the notice of special general meeting advertised in The Standard (English version) and The Hong Kong Economic Times (Chinese version) on 3 May 2007; and

2. a set of circular dated 3 May 2007 regarding the proposed bonus issue of new shares and change of board lot size.

Thank you for your kind attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Encls.

dw 5/14

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

2007\Correspondence\Letter\062-US Sec-3 May 07.doc

HANNY

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
(Stock code: 275)

## NOTICE OF SPECIAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT** a special general meeting of Hanny Holdings Limited (the "Company") will be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Monday, 21 May, 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

### ORDINARY RESOLUTION

"**THAT** conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the Bonus Shares (as defined in paragraph (a) of this resolution):

(a) upon the recommendation of the directors of the Company ("Directors"), an amount of not less than HK$29,632,434 standing to the credit of the share premium account of the Company be capitalised and the Directors be and are hereby authorised to apply such amount in paying up in full at par no less than 2,963,243,400 new shares of HK$0.01 each in the capital of the Company ("Bonus Shares") to be allotted, issue and distributed, credited as fully paid, to the members of the Company whose names appear on the register of members of the Company on 21 May 2007 (the "Record Date"), on the basis of ten Bonus Shares for every existing share of HK$0.01 each in the capital of the Company then held by them respectively ("Bonus Issue");

(b) the Bonus Shares to be issued pursuant to this resolution shall, subject to the memorandum of association and bye-laws of the Company, rank pari passu in all respects with the existing issued shares of HK$0.01 each in the capital of the Company, except that they will not be eligible for the Bonus Issue mentioned in this resolution; and

(c) the Directors be and are hereby authorised to do all acts and things as may be necessary or in their opinion expedient in connection with the allotment and issue of the Bonus Shares."

By order of the Board of
**Hanny Holdings Limited**
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 3 May 2007

As at the date hereof, the Board comprises:

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive Directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

*Registered office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

*Notes:*

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the general meeting. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting or any adjournment thereof.

2. In order to be valid, the proxy form and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

HANNY

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

## 股東特別大會通告

茲通告錦興集團有限公司(「本公司」)謹訂於二零零七年五月二十一日(星期一)上午十時正，假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)為本公司普通決議案：

### 普通決議案

「動議待香港聯合交易所有限公司上市委員會批准紅股(定義見本決議案(a)段)上市及買賣後：

(a) 視乎本公司董事(「董事」)建議，本公司股份溢價賬之進賬中不少於29,632,434港元將化作資本，並授權董事運用該等款項按面值繳足本公司股本中不少於2,963,243,400股每股面值0.01港元之新股份(「紅股」)，該等股份將以入賬列作繳足方式配發、發行及分派予於二零零七年五月二十一日(「記錄日期」)名列本公司股東名冊上之本公司股東，基準為彼等於當時每持有一股本公司股本中每股面值0.01港元之現有股份將獲發十股紅股(「發行紅股」)；

(b) 根據本決議案將予發行之紅股將按照本公司之組織章程大綱及細則與本公司股本中每股面值0.01港元之現有已發行股份在各方面享有同等地位，惟將不符合資格參與本決議案所述之發行紅股；及

(c) 授權董事作出認為必須或權宜時有關配發及發行紅股之所有行動及事宜。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零七年五月三日

於本通告日期，董事會包括：

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。凡持有兩股或以上股份之股東均可委任一位或以上受委代表代其出席股東大會及投票。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會及在會上投票。

2. 代表委任表格及(倘董事會規定)經簽署之授權書或其他授權文件(如有)或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會(或其任何續會)指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

* 僅供識別

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



This circular appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Hanny Holdings Limited.

HANNY

VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock code: 275)



## PROPOSED BONUS ISSUE OF NEW SHARES AND CHANGE IN BOARD LOT SIZE

A notice convening the special general meeting of Hanny Holdings Limited to be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Monday, 21 May 2007 at 10:00 a.m. is set out on pages 11 to 12 of this circular.

Whether or not you intend to attend the special general meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrar, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

3 May 2007

# CONTENTS

*In this circular, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:*

| | |
|---|---|
| "Board" | the board of Directors |
| "Bonus Issue" | the proposed issue of the Bonus Shares to the Shareholders whose names appear on the register of members of the Company at the close of business on Record Date on the basis of ten Bonus Shares for every existing Share held on that day |
| "Bonus Shares" | new Share(s) to be issued by way of the Bonus Issue by the Company |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |
| "Company" | Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange |
| "Convertible Bonds" | the 2% convertible bonds of the Company due 2011 with aggregate outstanding principal amount of HK$770,724,726 which are convertible into new Shares starting from June 2006 at an initial conversion price of HK$9.0 per Share |
| "Directors" | the directors of the Company |
| "Entitlement" | entitlement to the Bonus Issue |
| "Group" | the Company and its subsidiaries |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Latest Practicable Date" | 26 April 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular |
| "Listing Committee" | the listing sub-committee of the Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |

| | |
|---|---|
| "Overseas Shareholder(s)" | Shareholders whose address as shown on the register of members of the Company on the Record Date are outside Hong Kong |
| "Record Date" | Monday, 21 May 2007, being the date to determine the Entitlement of each Shareholder |
| "SGM" | the special general meeting of the Company to be held on 21 May 2007 at 10:00 a.m. |
| "Share(s)" | share(s) of a nominal value of HK$0.01 each in the capital of the Company |
| "Shareholder(s)" | holder(s) of the Share(s) |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |

# EXPECTED TIMETABLE

| | 2007 |
|---|---|
| Last day of dealings in the Shares on a cum-Entitlement basis | Monday, 14 May |
| Commencement of dealings in the Shares on an ex-Entitlement basis | Tuesday, 15 May |
| Latest time for lodging transfer of the Shares in order to be entitled to the Bonus Shares | 4:00 p.m. on Wednesday, 16 May |
| Register of members of the Company closes for the Bonus Issue | Thursday, 17 May to Monday, 21 May (both dates inclusive) |
| SGM | Monday, 21 May |
| Record Date | Monday, 21 May |
| Announcement of the results of SGM | Tuesday, 22 May |
| First day for free exchange of existing share certificates in board lots of 2,000 Shares for new share certificates in board lots of 8,000 Shares | Tuesday, 22 May |
| Register of members of the Company reopens | Tuesday, 22 May |
| Certificates for the Bonus Shares expected to be despatched | on or before Wednesday, 6 June |
| Effective date of the change in board lot size from 2,000 Shares to 8,000 Shares | Wednesday, 6 June |
| Original counter for trading in the Shares in board lots of 2,000 Shares closes and becoming counter for trading in the Shares in new board lots of 8,000 Shares (in the form of new share certificates) | 9:30 a.m. on Wednesday, 6 June |
| Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing share certificates) opens | 9:30 a.m. on Wednesday, 6 June |
| Parallel trading in Shares (in the form of existing and new shares certificates) commences | 9:30 a.m. on Wednesday, 6 June |
| First day of odd lot facility | Wednesday, 6 June |
| Commencement of dealings in the Bonus Shares | 9:30 a.m. on Friday, 8 June |
| Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing share certificates) closes | 4:00 p.m. on Thursday, 28 June |

## EXPECTED TIMETABLE

| | |
|---|---|
| Parallel trading in Shares (in the form of existing and new shares certificates) ends | 4:00 p.m. on Thursday, 28 June |
| Last day of odd lot facility | Thursday, 28 June |
| Last day for free exchange of existing share certificates in board lots of 2,000 Shares for new share certificates in board lots of 8,000 Shares | Wednesday, 4 July |

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
(Stock code: 275)

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

*Registered Office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

3 May 2007

*To the Shareholders and, for information only, to the holders of Convertible Bonds*

Dear Sir or Madam,

## PROPOSED BONUS ISSUE OF NEW SHARES AND CHANGE IN BOARD LOT SIZE

### INTRODUCTION

The purpose of this circular is to provide you with information in respect of the Bonus Issue and the change in board lot size of the Shares.

### PROPOSED BONUS ISSUE

#### (1) Introduction

The Directors propose that the Bonus Issue will be made on the basis of ten Bonus Shares for every existing issued Share held on the Record Date. The Bonus Shares to be issued pursuant to the Bonus Issue will be credited as fully paid by way of capitalisation of the Company's share premium account and will rank pari passu in all respects with the issued Shares with effect from the date of issue, except that they will not be entitled to Bonus Issue.

As at the Latest Practicable Date, there were Convertible Bonds attaching the rights entitling the holders thereof to convert to 85,636,080 Shares. Save for the Convertible Bonds, there is no outstanding derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares.

On the assumptions that no conversion of rights attached to the Convertible Bonds and that no further Shares will be issued or repurchased before the Record Date, there would be 296,324,340 Shares in issue on the Record Date. Accordingly, 2,963,243,400 Bonus Shares will be issued under the Bonus Issue. On the assumptions that all the conversion rights attached to the Convertible Bonds are exercised in full on or before the Record Date and no further Shares will be issued or repurchased before the Record Date, there would be 85,636,080 additional Shares and accordingly, 3,819,604,200 Bonus Shares will be issued.

It is proposed that the Directors be authorised to capitalise an amount of not less than HK$29,632,434 (or such larger sum up to HK$38,196,042 as is required as a result of the allotment and issue of new Shares upon exercise of the conversion rights attached to the Convertible Bonds) standing to the credit of the share premium account of the Company and to apply such amounts in paying up in full the Bonus Shares.

**(2) Conditions precedent to the Bonus Issue**

The Bonus Issue is conditional upon:

(i) the approval of the Bonus Issue by the Shareholders at the SGM; and

(ii) the Listing Committee granting the listing of, and permission to deal in the Bonus Shares to be issued pursuant to the Bonus Issue.

**(3) Reasons for the Bonus Issue**

The Board believes that the Bonus Issue is a return to the long-term support and care of the Shareholders. The Bonus Issue will also allow the Shareholders to participate in the business growth of the Company by way of capitalisation of a portion of the share premium account.

**(4) Listing and dealings**

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Bonus Shares to be issued pursuant to the Bonus Issue. No part of the equity or debt securities of the Company are listed or dealt in any other stock exchanges nor is listing or permission to deal in the same being or proposed to be sought from any other stock exchanges.

Subject to the granting of the listing of, and permission to deal in, the Bonus Shares on the Stock Exchange, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the CCASS with effect from the date of commencement of dealings in the Bonus Shares or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under the CCASS are subject to the General Rules of CCASS and CCASS Operation Procedures in effect from time to time. It is expected that the dealing in Bonus Shares on the Stock Exchange will commence on Friday, 8 June 2007.

**(5) Fractions of Bonus Shares**

Since the Bonus Issue is on the basis of ten Bonus Shares for every existing Share held on the Record Date, the Company will not allot any fractions of Bonus Shares.

**(6) Share certificates**

In the absence of any specific instruction to the contrary received in writing by Secretaries Limited, the Company's branch share registrar in Hong Kong, certificates in respect of the Bonus Shares will be sent to the persons entitled thereto at their respective addresses shown in the register of members of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of members in respect of the joint holding. It is expected that certificates for the Bonus Shares will be posted to those entitled thereto at their own risk by ordinary mail on or before Wednesday, 6 June 2007. Dealings in the Bonus Shares are subject to stamp duty pursuant to the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong).

**(7) Overseas Shareholders**

Overseas Shareholders will not be allotted the Bonus Shares if the laws of jurisdiction at which their registered address is located prohibit the Company from allotting the Bonus Shares to them, or require the Company to comply with any requirements (such as filing of any registration statement or prospectus or other special formalities) which the Directors consider to be impracticable.

Based on the register of members of the Company as at the Latest Practicable Date, there were 9 Shareholders with registered addresses which were outside Hong Kong, and in the United Kingdom, the United States of America, Canada, Australia, Spain and Malaysia. As such, the Directors have, in compliance with Rule 13.36(2)(a) of the Listing Rules, made enquires regarding the legal restrictions under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges.

The Directors have been advised by the relevant legal advisers that there is no restriction on, or there is an applicable exemption for, extending the Bonus Issue to the Shareholders in the United Kingdom, the United States of America, Canada, Australia, Spain and Malaysia. Therefore, the provisional allotment of the Bonus Shares to such Shareholders will be made.

### (8) Adjustment to the outstanding Convertible Bonds

Convertible Bonds in the aggregate amount of HK$770,724,726 at an initial conversion price of HK$9.0 per Share had remained outstanding as at the Latest Practicable Date. Upon full exercise of the conversion rights attached to the Convertible Bonds, an aggregate number of 85,636,080 new Shares will be allotted and issued.

In accordance with the terms and conditions of the Convertible Bonds, holders of the outstanding Convertible Bonds who have not exercised the conversion rights attached to the Convertible Bonds in full prior to the Record Date will be entitled to adjustment to the conversion price of the outstanding Convertible Bonds (as the case may be). Holders of the outstanding Convertible Bonds will be notified in due course of the adjusted conversion price of the outstanding Convertible Bonds.

## CLOSURE OF THE REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 17 May 2007 to Monday, 21 May 2007, both dates inclusive, during which period no transfer of Shares will be effected. The last day for dealing in Shares on a cum-Entitlement basis will be on Monday, 14 May 2007.

In order to qualify for the Entitlement, person(s) who would like to be registered as Shareholder(s) should lodge the forms of transfer with the relevant share certificates with the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 16 May 2007.

## CHANGE IN BOARD LOT SIZE

Based on the theoretical ex-Entitlement price of HK$0.4973 per Share immediately after the Bonus Issue (based on the closing price of HK$5.47 per Share as quoted on the Stock Exchange on the Latest Practicable Date) and the existing board lot size of 2,000 Shares, the theoretical ex-Entitlement board lot value immediately after the Bonus Issue will be approximately HK$994.5. In order to raise the board lot value, the Directors announce that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 8,000 Shares with effect from Wednesday, 6 June 2007. On the basis of the aforesaid theoretical ex-Entitlement price and the new board lot size of 8,000 Shares, the new board lot value would be approximately HK$3,978.2.

The change in board lot size, which would take effect upon the issue of the Bonus Shares, will not affect the rights of the Shareholders.

Shareholders may submit their existing share certificates in board lots of 2,000 Shares to the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong in exchange for new share certificates in board lots of 8,000 Shares free of charge during business hours from Tuesday, 22 May 2007 to Wednesday, 4 July 2007 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lots of 8,000 Shares issued or each existing share certificate submitted, whichever number of share certificate involved is higher. New share certificates are expected to be available for collection from the Company's branch share registrar in Hong Kong by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for exchange purpose.

From Wednesday, 6 June 2007, any new share certificates will be issued in board lots of 8,000 Shares. All existing share certificates in board lots of 2,000 Shares will continue to be evidence of title to such Shares and be valid for delivery, transfer and settlement purposes. New share certificates in board lots of 8,000 Shares will be issued in the yellow colour to distinguish from the existing share certificates in the colour of blue.

## ODD LOT ARRANGEMENTS

In order to facilitate the change in board lot size and trading of odd lots of Shares after the Bonus Issue, Taifook Securities Company Limited will be appointed by the Company to provide a matching service to those Shareholders who wish to acquire or to dispose of their holdings of odd lots of Shares. Holders of odd lots of Shares who wish to take advantage of this trading facility should contact Mr. Gilbert Lam of Taifook Securities Company Limited at 25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone number: (852) 2160 9963) during the period from Wednesday, 6 June 2007 to Thursday, 28 June 2007, both dates inclusive.

Shareholders should note that successful matching of the sale and purchase of odd lots of the Shares is not guaranteed.

## SGM

The notice convening the SGM, which contains, inter alia, resolution in respect of the proposed Bonus Issue, is set out in Appendix to this circular.

Proxy form for use at the SGM is enclosed with this circular. The proxy form can also be downloaded from the website of the Stock Exchange at www.hkex.com.hk. Shareholders are advised to read the notice and to complete and return the form of proxy for use at the SGM in accordance with the instructions printed thereon. Whether or not Shareholders intend to attend the meeting, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM or any adjournment thereof should they so wish.

## PROCEDURES BY WHICH A POLL MAY BE DEMANDED

A resolution put to the vote of a meeting shall be decided on a show of hands unless such resolution is specifically required to be taken on a poll under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the Chairman; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting, being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

## RECOMMENDATION

The Directors believe that the proposal for the Bonus Issue is in the interest of the Company and its Shareholders. Accordingly, the Directors recommend that the Shareholders to vote in favour of such resolution to be proposed at the SGM.

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
For and on behalf of the Board of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

HANNY

VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock code: 275)

**NOTICE IS HEREBY GIVEN THAT** a special general meeting of Hanny Holdings Limited (the "Company") will be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Monday, 21 May, 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

## ORDINARY RESOLUTION

"**THAT** conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the Bonus Shares (as defined in paragraph (a) of this resolution):–

(a) upon the recommendation of the directors of the Company ("Directors"), an amount of not less than HK$29,632,434 standing to the credit of the share premium account of the Company be capitalised and the Directors be and are hereby authorised to apply such amount in paying up in full at par no less than 2,963,243,400 new shares of HK$0.01 each in the capital of the Company ("Bonus Shares") to be allotted, issue and distributed, credited as fully paid, to the members of the Company whose names appear on the register of members of the Company on 21 May 2007 (the "Record Date"), on the basis of ten Bonus Shares for every existing share of HK$0.01 each in the capital of the Company then held by them respectively ("Bonus Issue");

(b) the Bonus Shares to be issued pursuant to this resolution shall, subject to the memorandum of association and bye-laws of the Company, rank pari passu in all respects with the existing issued shares of HK$0.01 each in the capital of the Company, except that they will not be eligible for the Bonus Issue mentioned in this resolution; and

(c) the Directors be and are hereby authorised to do all acts and things as may be necessary or in their opinion expedient in connection with the allotment and issue of the Bonus Shares."

By order of the Board of
**Hanny Holdings Limited**
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 3 May 2007

As at the date hereof, the Board comprises:

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive Directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

*Registered office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

*Notes:*

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the general meeting. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting or any adjournment thereof.

2. In order to be valid, the proxy form and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

於本通告日期，董事會包括：

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。凡持有兩股或以上股份之股東均可委任一位或以上受委代表代其出席股東大會及投票。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會及在會上投票。

2. 代表委任表格及(倘董事會規定)經簽署之授權書或其他授權文件(如有)或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會(或其任何續會)指定舉行時間 48 小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28 號金鐘匯中心26樓，方為有效。

HANNY
VISIONS AHEAD

**HANNY HOLDINGS LIMITED**
**錦興集團有限公司***
(於百慕達註冊成立之有限公司)
(股份代號：275)

**茲通告**錦興集團有限公司(「本公司」)謹訂於二零零七年五月二十一日(星期一)上午十時正，假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)為本公司普通決議案：

**普通決議案**

「**動議**待香港聯合交易所有限公司上市委員會批准紅股(定義見本決議案(a)段)上市及買賣後：

(a) 視乎本公司董事(「董事」)建議，本公司股份溢價賬之進賬中不少於29,632,434港元將化作資本，並授權董事運用該等款項按面值繳足本公司股本中不少於2,963,243,400股每股面值0.01港元之新股份(「紅股」)，該等股份將以入賬列作繳足方式配發、發行及分派予於二零零七年五月二十一日(「記錄日期」)名列本公司股東名冊上之本公司股東，基準為彼等於當時每持有一股本公司股本中每股面值0.01港元之現有股份將獲發十股紅股(「發行紅股」)；

(b) 根據本決議案將予發行之紅股將按照本公司之組織章程大綱及細則與本公司股本中每股面值0.01港元之現有已發行股份在各方面享有同等地位，惟將不符合資格參與本決議案所述之發行紅股；及

(c) 授權董事作出認為必須或權宜時有關配發及發行紅股之所有行動及事宜。」

承董事會命
**錦興集團有限公司**
公司秘書
**甘瑤斯**

香港，二零零七年五月三日

* 僅供識別

## 要求以數票方式進行表決之程序

於大會上投票表決之決議案將以舉手方式表決，除非上市規則特別規定該決議案須以數票方式表決或由下列人士(於宣佈舉手表決之結果之前或當時，或撤回任何其他數票表決之要求之時)要求以數票方式表決：

(i) 大會主席；或

(ii) 至少三名親身出席大會並於當時有權在大會上投票之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表；或

(iii) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並佔不少於所有有權於大會投票之股東總投票權十分之一；或

(iv) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並持有賦予其權利於大會上投票之股份，而該等股份之繳足股款總額不少於獲賦予該等權利之所有股份繳足股款總額的十分之一。

股東受委代表提出之要求，應視為與股東提出者無異。

## 推薦建議

董事相信，發行紅股之建議符合本公司及其股東之最佳利益。故此，董事建議股東投票贊成將於股東特別大會上提呈之決議案。

## 責任聲明

本通函載有上市規則規定提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其中所載任何內容有所誤導。

此致

列位股東　台照
及可兌換債券持有人　參照

代表董事會
**錦興集團有限公司**
主席
**陳國強博士**
謹啟

二零零七年五月三日

股東可於二零零七年五月二十二日(星期二)至二零零七年七月四日(星期三)(首尾兩日包括在內)之營業時間內，將每手買賣單位為2,000股股份之現有股票交回本公司於香港之股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)，以免費換領每手買賣單位為8,000股股份之新股票。於其後換領股票將須就簽發每張每手買賣單位為8,000股股份之新股票或就所交回之每張現有股票(以所涉股票較多者為準)支付2.50港元(或聯交所可能不時釐訂之較高金額)。股東將現有股票交回本公司香港股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)作換領手續後，預期可在10個營業日內於本公司於香港之股份過戶登記分處領取新股票。

由二零零七年六月六日(星期三)起，所有新股票將以每手買賣單位8,000股股份簽發。所有每手買賣單位為2,000股股份之現有股票將繼續為該等股份之所有權憑證，並可有效作交收、轉讓及結算用途。以每手買賣單位8,000股股份簽發之新股票將為黃色，以與藍色之現有股票有所區別。

## 碎股安排

為實行更改每手買賣單位，以及於發行紅股後之零碎股份買賣，本公司將委聘大福證券有限公司為該等有意收購或出售彼等所持之零碎股份之股東提供對盤服務。零碎股份持有人如欲使用是項買賣服務，可於二零零七年六月六日(星期三)至二零零七年六月二十八日(星期四)(首尾兩日包括在內)之期間內，聯絡大福證券有限公司之林天恒先生，地址為香港皇后大道中16-18號新世界大廈25樓(電話：(852) 2160 9963)。

股東務請注意，並無保證可為零碎股份之買賣成功作出配對。

## 股東特別大會

股東特別大會通告載有(其中包括)有關建議發行紅股之決議案載於本通函附錄。

本通函隨附適用於股東特別大會之代表委任表格。代表委任表格亦可自聯交所網站http://www.hkex.com.hk下載。敬請股東詳閱該通告及按適用於股東特別大會之代表委任表格上印備之指示，填妥及交回代表委任表格。無論股東擬出席該大會與否，務請盡快根據隨附之代表委任表格印備之指示，將代表委任表格填妥及交回本公司香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。

**(8) 調整尚未償還之可兌換債券**

於最後實際可行日期，尚未償還之可兌換債券總金額為770,724,726港元(按初步兌換價每股9.0港元計算)。待可兌換債券所附之兌換權獲悉數行使後，合共將配發及發行85,636,080股新股份。

根據可兌換債券之條款及條件，於記錄日期之前，尚未償還之可兌換債券之持有人如未悉數行使可兌換債券所附之兌換權，則將有權調整尚未償還可兌換債券之兌換價(視情況而定)。尚未償還可兌換債券之持有人將於適當時間獲得通知尚未償還之可兌換債券之經調整兌換價。

## 暫停辦理股份過戶登記手續

本公司將於二零零七年五月十七日(星期四)至二零零七年五月二十一日(星期一)(首尾兩日包括在內)暫停辦理股東登記手續，期間概不會辦理股份過戶登記手續。按連權基準買賣股份之最後日期將為二零零七年五月十四日(星期一)。

為符合資格享有權利，欲登記為股東之人士最遲須於二零零七年五月十六日(星期三)下午四時正前將過戶表格連同有關股票交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，辦理登記手續。

## 更改每手買賣單位

根據緊隨發行紅股後之股份理論除權價每股0.4973港元(根據股份於最後實際可行日期在聯交所所報之收市價每股5.47港元計算)及現有每手2,000股股份之買賣單位計算，緊隨發行紅股後之每手買賣單位理論除權價值約為994.5港元。為提高每手買賣單位之價值，董事宣佈：股份於聯交所之每手買賣單位將由2,000股股份更改為8,000股股份，由二零零七年六月六日(星期三)起生效。按前述理論除權價及每手8,000股股份之新買賣單位計算，新每手買賣單位之價值將約為3,978.2港元。

每手買賣單位之變動將於發行紅股後生效，且不會對股東之權利構成影響。

**(5) 紅股之碎股**

基於發行紅股乃按於記錄日期每持有一股現有股份可獲發十股紅股為基準，本公司將不會配發任何紅股之碎股。

**(6) 股票**

在並無任何與本公司之香港股份過戶登記分處秘書商業服務有限公司接獲之書面特定指示相反之情況下，紅股之股票將寄發予有權獲得紅股之人士於本公司股東名冊內所示之地址，或倘為聯名持有人，則寄發予就聯名持有而言於股東名冊名列首位之聯名持有人之地址。預期紅股之股票將於二零零七年六月六日(星期三)或之前以平郵方式寄發予有權獲得紅股之人士，郵誤風險概由彼等承擔。根據印花稅條例(香港法例第117章)，買賣紅股須繳納印花稅。

**(7) 海外股東**

倘海外股東之登記地址所在司法權區之法律禁止本公司向彼等配發紅股，或要求本公司遵守任何董事認為不可行之規定(如進行任何註冊聲明或售股章程存案或其他特別手續)，則海外股東將不獲配發紅股。

根據本公司於最後實際可行日期之股東名冊所示，共有9名股東之登記地址乃在香港以外及位於英國、美國、加拿大、澳洲、西班牙及馬來西亞。為此，董事已遵照上市規則第13.36(2)(a)條查詢有關地區法律下之法定限制及有關監管機構或證券交易所之規定。

董事已接獲有關法律顧問之意見，向位於英國、美國、加拿大、澳洲、西班牙及馬來西亞之股東發行紅股乃並無限制或可獲適用之豁免。因此，將向該等股東暫定配發紅股。

於最後實際可行日期，可兌換債券賦予其持有人權利可兌換為85,636,080股股份。除可兌換債券外，並無尚未行使之衍生工具、購股權、認股權證及兌換權或其他類似權利可兌換或交換為股份。

假設於記錄日期前並無附於可兌換債券之權利獲兌換及並無進一步發行或購回股份，則於記錄日期之已發行股份將為296,324,340股股份。因此根據發行紅股，將予發行之紅股總數為2,963,243,400股紅股。假設可兌換債券所附之所有兌換權已於記錄日期或之前獲悉數行使，及於記錄日期前並無進一步發行或購回股份，則將有85,636,080股額外股份，因此，將予發行3,819,604,200股紅股。

現建議授權董事將列入本公司股份溢價賬之進賬中不少於29,632,434港元(或因可兌換債券所附兌換權獲行使而須予配發及發行新股份之較高金額最多為38,196,042港元)化作資本及運用該等款項繳足紅股。

**(2) 發行紅股之先決條件**

發行紅股須待以下條件達成後，方可作實：

(i) 股東於股東特別大會上批准發行紅股；及

(ii) 上市委員會批准根據發行紅股將予發行之紅股上市及買賣。

**(3) 進行發行紅股之理由**

董事會認為，發行紅股為對股東之長期支持及關注之回報。發行紅股將可藉資本化部份股份溢價賬之方式，讓股東參與本公司之業務增長。

**(4) 上市及買賣**

本公司將向聯交所上市委員會申請批准根據發行紅股將予發行之紅股上市及買賣。概無本公司股本或債務證券於任何其他證券交易所上市或買賣，亦無尋求或擬尋求股份於任何其他證券交易所上市或批准買賣。

待紅股獲准於聯交所上市及買賣後，紅股將獲香港結算接納為合資格證券，可由紅股開始買賣日期或香港結算釐定之其他日期起於中央結算系統內寄存、結算及交收。聯交所參與者之間的交易須於其後第二個交易日於中央結算系統進行交收。中央結算系統內之一切活動須受制於不時生效之中央結算系統一般規則及中央結算系統運作程序。預期紅股將於二零零七年六月八日(星期五)開始在聯交所買賣。

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者：

## 建議發行紅股新股及
## 更改每手買賣單位

### 緒言

本通函旨在向　閣下提供有關發行紅股及更改股份每手買賣單位之資料。

### 建議發行紅股

**(1)　緒言**

董事建議將進行發行紅股，基準為於記錄日期每持有一股現有已發行股份獲發行十股紅股。根據發行紅股，將予發行之紅股將藉資本化本公司股份溢價賬之方式而入賬列作繳足，並於發行日期起將在各方面與已發行股份享有同等地位，惟不得享有發行紅股。

* 僅供識別

股份之並行買賣結束(以現有及新股票之形式) ........六月二十八日(星期四)下午四時正

碎股買賣安排之最後日期 ....................................六月二十八日(星期四)

以每手買賣單位2,000股股份之現有股票免費換領
每手買賣單位8,000股股份之新股票之最後日期 ....................七月四日(星期三)

| | 二零零七年 |
|---|---|
| 按連權基準買賣股份之最後日期 | 五月十四日(星期一) |
| 開始按除權基準買賣股份 | 五月十五日(星期二) |
| 交回股份過戶文件以符合獲派紅股資格之最後時限 | 五月十六日(星期三)下午四時正 |
| 就發行紅股暫停辦理本公司股東登記 | 五月十七日(星期四)至五月二十一日(星期一)(首尾兩日包括在內) |
| 股東特別大會 | 五月二十一日(星期一) |
| 記錄日期 | 五月二十一日(星期一) |
| 公佈股東特別大會之結果 | 五月二十二日(星期二) |
| 每手買賣單位為2,000股股份之現有股票免費換領每手買賣單位為8,000股股份之新股票之首日 | 五月二十二日(星期二) |
| 重新辦理本公司股東登記 | 五月二十二日(星期二) |
| 預期寄發紅股股票 | 六月六日(星期三)或之前 |
| 每手買賣單位由2,000股股份更改為8,000股股份之生效日期 | 六月六日(星期三) |
| 以每手買賣單位2,000股股份買賣股份之原有櫃位關閉，並成為以每手買賣單位8,000股股份買賣股份之櫃位(以新股票之形式) | 六月六日(星期三)上午九時三十分 |
| 開設以每手買賣單位2,000股股份買賣股份之臨時櫃位(以現有股票之形式) | 六月六日(星期三)上午九時三十分 |
| 股份之並行買賣開始(以現有及新股票之形式) | 六月六日(星期三)上午九時三十分 |
| 碎股買賣安排之首日 | 六月六日(星期三) |
| 開始買賣紅股 | 六月八日(星期五)上午九時三十分 |
| 以每手買賣單位2,000股股份買賣股份之臨時櫃位關閉(以現有股票之形式) | 六月二十八日(星期四)下午四時正 |

| | | |
|---|---|---|
| 「海外股東」 | 指 | 於記錄日期在本公司股東名冊上所示地址位於香港以外地區之股東 |
| 「記錄日期」 | 指 | 二零零七年五月二十一日(星期一),即確定每位股東之權利之日期 |
| 「股東特別大會」 | 指 | 本公司謹訂於二零零七年五月二十一日上午十時正舉行之股東特別大會 |
| 「股份」 | 指 | 本公司股本中每股面值0.01港元之股份 |
| 「股東」 | 指 | 股份持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「港元」 | 指 | 港元,香港法定貨幣 |
| 「%」 | 指 | 百分比 |

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會 |
| 「發行紅股」 | 指 | 建議向記錄日期營業時間結束時名列在本公司股東名冊上之股東發行紅股，基準為於當日每持有一股現有股份獲派十股紅股 |
| 「紅股」 | 指 | 本公司以發行紅股方式發行之新股份 |
| 「中央結算系統」 | 指 | 由香港結算設立及運作之中央結算及交收系統 |
| 「本公司」 | 指 | 錦興集團有限公司(股份代號：275)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市 |
| 「可兌換債券」 | 指 | 本公司尚未償還本金總額為770,724,726港元於二零一一年到期之2厘可兌換債券，可由二零零六年六月起按初步兌換價每股9.0港元兌換為新股份 |
| 「董事」 | 指 | 本公司董事 |
| 「權利」 | 指 | 參與發行紅股之權利 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港結算」 | 指 | 香港中央結算有限公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「最後實際可行日期」 | 指 | 二零零七年四月二十六日，即本通函付印前為確定其中所載若干資料之最後實際可行日期 |
| 「上市委員會」 | 指 | 聯交所上市小組委員會 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |

# 目　錄

頁次

**閣下如**對本通函之任何內容或應採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如**已將名下之**錦興集團有限公司**證券全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券交易商或其他代理人，以便轉交買主或承讓人。



本通函僅供參考之用，並不構成收購、購買或認購錦興集團有限公司之證券之邀請或要約。

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

## 建議發行紅股新股及更改每手買賣單位

錦興集團有限公司謹訂於二零零七年五月二十一日(星期一)上午十時正假座香港中環夏慤道12號美國銀行中心地庫B27室召開股東特別大會，大會通告載於本通函第11頁至第12頁。

無論　閣下擬出席股東特別大會與否，務請盡快根據隨附之代表委任表格所印列之指示，將代表委任表格填妥及交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於該大會或其任何續會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席該大會或其任何續會，並於會上投票。

二零零七年五月三日

END

*　僅供識別